FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.       Name and Address of Reporting Person*
                  Charles A. Adams Family Trust
                  1539 SW Elizabeth Ct.
                  Portland, OR 97201

2.       Issuer Name and Ticker or Trading Symbol
                  Portland Brewing Company

3.       I.R.S. Identification Number of Reporting Person, if an entity
         (Voluntary)

4.       Statement for Month/Year
                  12/01

5.       If Amendment, Date of Original (Month/Year)

6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  /   /    Director
                  /   /    Officer (give title below)
                           ------------------------------------
                  / X /    10% Owner
                  /   /    Other (specify below)
                                    -----------------------------

7.       Individual or Joint/Group Filing (Check Applicable Line)
                  / X /    Form filed by One Reporting Person
                  /   /    Form filed by More than One Report Person


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security (Instr. 3)
                  Common Stock

2.       Transaction Date(s) (Month/Day/Year)
                  12/17/01

3.       Transaction Code (Instr. 8)
                  Code:    G
                  V:       V


4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  Amount:  66,192 (1)
                  (A) or (D):       D
                  Price:


5.       Amount of Securities Beneficially Owned at End of Month (Instr. 3 and
         4)
                  600,000

6.       Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
                  D

7.       Nature of Indirect Beneficial Ownership (Instr. 4)






























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
FORM 4 (continued)

         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)

2.       Conversion or Exercise Price of Derivative Security

3.       Transaction Date (Month/Day/Year)

4.       Transaction Code (Instr. 8)

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

6.       Date Exercisable and Expiration Date (Month/Day/Year)

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)

8.       Price of Derivative Security (Instr. 5)

9.       Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)



































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
FORM 4 (continued)

10.      Ownership Form of Derivative Security: Direct (D) or Indirect (I)
         (Instr. 4)

11.      Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:


(1)      Reporting Person made gifts of Common Stock to three individuals.


                    /s/  Charles A. Adams Family Trust         12/17/01
                    ----------------------------------     ----------------
                    Charles A. Adams Family Trust
                    By: Charles A. Adams, Trustee
                    ** Signature of Reporting Person              Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.






























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